Exhibit 10.53

April 21, 2010

Mr. Gary W. Parr

Lazard Freres & Co. LLC

30 Rockefeller Plaza

New York, NY 10020

Dear Mr. Parr:

This letter will confirm our understanding regarding certain terms that will be applicable to your continued employment with Lazard Frères & Co. LLC (“Lazard”).

Reference is hereby made to the letter agreement, dated as of September 3, 2008, between you and Lazard Group LLC regarding your employment with Lazard and which set forth your right to guaranteed annual compensation of no less than $10,000,000 for each of 2009 through 2012 (the “Prior Agreement”), subject to the terms of the Prior Agreement. The parties desire to amend and restate the Prior Agreement to reduce the portion of the guaranteed annual compensation that is payable to you as base salary for 2010, 2011 and 2012. Therefore, you and Lazard hereby agree that the Prior Agreement is amended and restated in its entirety to read as follows:

1. Guarantee: For the remaining portion of calendar year 2010 and for each of calendar years 2011 and 2012, as long as you remain employed by Lazard at the end of the relevant year or have been terminated without Cause (as defined in Annex 1), you will receive:

A. With effect as of the date hereof, an annual base salary at a rate of no less than $750,000, which will be payable in accordance with Lazard’s normal practices, and

B. A payment of no less than $10,000,000 less amounts paid to you in the relevant year as salary (each of such amounts, the “Annual Payment”).

The cash portion of the Annual Payment, together with amounts paid in the relevant year as salary, shall equal the greater of (a) $5,000,000 and (b) the Agreed Percentage (as defined in Annex 1) with respect to the relevant year. The remaining portion of the Annual Payment shall be granted in stock units of Lazard Ltd Class A Common Stock (upon the execution of an award agreement in substantially the same form as that executed by the Deputy Chairmen). The stock units shall be granted on the Agreed Terms with respect to the relevant year. The cash portion of the Annual Payment (less salary) shall be fully vested following the end of the relevant year and payable during the following year in three equal installments on each of the dates that the three distributions are paid to other similarly situated Lazard Managing Directors, currently on or about February 1, March 1 and March 15.

2. Credit of Other Amounts. Notwithstanding anything to the contrary contained in this letter agreement, you and we agree that 50% of the amounts, if any, received by you in connection with any Lazard-affiliated financial institutions fund shall be credited to the amounts otherwise payable to you under Paragraph 1 of this letter agreement. Lazard agrees that any such crediting will be effected in compliance with Section 409A of the Internal Revenue Code, as amended (the “Code”), and will not be effected to the extent it would result in the imposition of tax under that Section.

3. Title; Status as “At Will” Employee: During your continued employment with Lazard, you shall serve as Vice Chairman of Lazard, with responsibilities materially commensurate with those of the Deputy Chairmen. Subject to Paragraph 1 hereof, at all times, you will be treated as an “at will” employee who can be terminated or who can resign (subject to satisfaction of any applicable notice provisions) at any time for any reason or no reason at all. For the avoidance of doubt, on any termination of your employment by Lazard without Cause, all financial obligations of Lazard to you will vest as provided herein.

4. Additional Obligations of Lazard: In addition to the other obligations provided for in this letter, Lazard agrees to the provisions of Annex 2.

5. Award Agreements: We agree that the interest you currently own in Fox Pitt Kelton shall not be considered to be in violation of, or give rise to a violation of, any non-competition covenant contained in any restricted stock unit agreement or other award agreement between you, on one the hand, and Lazard, Lazard Ltd or any of their affiliates, on the other hand, whether entered into on, prior to or after the date of this letter (collectively, the “Award Agreements”). We also agree that any activities by Fox Pitt Kelton that do not involve any direct or indirect rendering of services by you shall not be considered to be in violation of, or give rise to a violation of, any nonsolicitation, no-hire or similar covenants contained in any Award Agreement. For the avoidance of doubt, this Paragraph 5 will supersede the provisions of any Award Agreement that is currently outstanding or that may be entered into on or after the date of this letter, unless such contemporaneous or later Award Agreement specifically references this letter. Except to the limited extent provided above, the Award Agreements shall remain in full force and effect.

6. Governing Law; Arbitration: This agreement and any claim related directly or indirectly to this agreement (including any claim concerning advice provided pursuant to this agreement) shall be governed and construed in accordance with the laws of the State of New York (without giving regard to the conflicts of law provisions thereof). All disputes, controversies and claims arising out of or relating to this agreement or any breach or termination or alleged breach or termination of this agreement shall be governed by the dispute resolution provisions of the Award Agreement governing the restricted stock units most recently granted to you prior to the date of this Agreement. This letter agreement and the other outstanding Award Agreements represent our entire agreement with respect to your continued employment.

7. Code Section 409A: It is the intention of you and Lazard that the payments to which you could become entitled under this agreement comply with or are exempt from the definition of “nonqualified deferred compensation” under section 409A of the Code. Lazard agrees to administer this letter in a manner consistent with the foregoing statement of intent (including administering any change in your salary to comply with Section 409A). In this regard, notwithstanding anything in this agreement to the contrary, all cash amounts that become payable under this agreement on account of your termination of employment shall be paid no later than March 15 of the year following the year in which the date of termination occurred. Within the time period permitted by the applicable Treasury Regulations, in the event you and Lazard determine that the terms of this agreement do not comply with Section 409A, you and Lazard will negotiate reasonably and in good faith to amend the terms of this agreement such that it complies (in a manner that attempts to minimize the economic impact of such amendment to you and Lazard).

Please confirm your acceptance of the foregoing by executing the enclosed copy of this letter, upon which it shall become a binding agreement between us.

Very truly yours,

LAZARD GROUP LLC

By:	/s/ Scott D. Hoffman
Scott D. Hoffman
Managing Director and General Counsel

AGREED TO AND ACCEPTED:

/s/ Gary W. Parr
Gary W. Parr

Date: April 21, 2010

Annex 1

Certain Defined Terms

Agreed Percentage

“Agreed Percentage” means, for any year, (1) the percentage of the average cash portion of the annual total compensation that was paid with respect to the relevant year to the Deputy Chairmen who have not reached retirement age (or to the extent such percentage is not fixed before the beginning of such year in a manner that complies with Section 409A of the Code, the immediately preceding year) or (2) such other percentage as you and Lazard may agree in compliance with Section 409A of the Code.

Agreed Terms

“Agreed Terms” means, for any year, (1) substantially the same payment, vesting and other terms as applied to the Deputy Chairmen with respect to the prior year (or to the extent such terms are not fixed before the beginning of such year in a manner that complies with Section 409A of the Code, the immediately preceding year) or (2) such other terms as you and Lazard may agree to in compliance with Section 409A of the Code.

Cause

“Cause” means: (i) your conviction, or a guilty or nolo contendere plea (or the equivalent in a non-United States jurisdiction) by you to, a felony (or the equivalent in a non-United States jurisdiction), or of any other crime that legally prohibits you from working for Lazard or its affiliates; (ii) breach by you of a regulatory rule that materially adversely affects your ability to perform your duties; (iii) willful and deliberate failure on your part (A) to perform your employment duties in any material respect or (B) to follow specific reasonable directions received from Lazard or its Affiliates or to comply with the written policies of Lazard or its Affiliates in any material respect, in each case following written notice to you of such failure and, if such failure is curable, your failing to cure such failure within a reasonable time (but in no event less than thirty days); or (iv) a breach of a Covenant (as defined in the relevant Award Agreement) that is (individually or combined with other such breaches) demonstrably and materially injurious to the Lazard or any of its affiliates.

For purposes of this provision, no act or failure to act, on your part, shall be considered “willful” unless it is done, or omitted to be done, by you in bad faith or without reasonable belief that your action or omission was in the best interests of Lazard. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board of Directors of Lazard Ltd (the “Board”) or upon the instructions of the Board or based upon the advice of counsel for Lazard shall be conclusively presumed to be done, or omitted to be done, by you in good faith and in the best interests of Lazard.

In addition, any requirement that your principal place of employment be relocated to a location that increases your commute by more than thirty miles from the commute to your principal place of employment for Lazard in New York, NY shall be treated as a termination without Cause for all purposes under the letter agreement and under any Award Agreement).

Annex 2

Additional Obligations of Lazard

Section 1. Certain Additional Payments by Lazard.

(a) Anything in the letter agreement to the contrary notwithstanding, in the event it shall be determined that any payment, benefit or distribution by Lazard Ltd or its affiliates to or for your benefit (whether paid or payable or distributed or distributable pursuant to the terms of the letter agreement or otherwise, but determined without regard to any additional payments required under this Section 1) (a “Payment”) would be subject to the excise tax imposed by Section 4999 of the Code or any interest or penalties are incurred by you with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the “Excise Tax”), then you shall be entitled to receive an additional payment (a “Gross-Up Payment”) in an amount such that after payment by you of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, but excluding any income taxes and penalties imposed pursuant to Section 409A of the Code, you retain an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments. Lazard’s obligation to make Gross-Up Payments under this Section 1 shall not be conditioned upon your termination of employment.

(b) Subject to the provisions of Section 1(c), all determinations required to be made under this Section 1, including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by Deloitte & Touche LLP or such other nationally recognized certified public accounting firm reasonably acceptable to Lazard as may be designated by you (the “Accounting Firm”), which shall provide detailed supporting calculations both to Lazard and to you within 15 business days of the receipt of notice from you that there has been a Payment, or such earlier time as is requested by Lazard. All fees and expenses of the Accounting Firm shall be borne solely by Lazard. Any determination by the Accounting Firm shall be binding upon you and Lazard and its affiliates. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments which will not have been made by Lazard should have been made (“Underpayment”), consistent with the calculations required to be made hereunder. In the event that Lazard exhausts its remedies pursuant to Section 1(c) and you thereafter are required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by Lazard to or for your benefit.

(c) You shall notify Lazard in writing of any claim by the Internal Revenue Service that, if successful, would require the payment of the Gross-Up Payment. Such notification shall be given as soon as practicable but no later than ten business days after you are informed in writing of such claim, and shall apprise Lazard of the nature of such claim and the date on which such claim is requested to be paid. You shall not pay such claim prior to the expiration of the 30-day period following the date on which it gives such notice to Lazard (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If Lazard notifies you in writing prior to the expiration of such period that it desires to contest such claim, you shall:

(i) give Lazard any information reasonably requested by Lazard relating to such claim,

(ii) take such action in connection with contesting such claim as Lazard shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by Lazard,

(iii) cooperate with Lazard in good faith in order to effectively contest such claim, and

(iv) permit Lazard to participate in any proceedings relating to such claim;

provided, however, that Lazard shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest, and shall indemnify and hold you harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this Section 1(c), Lazard shall control all proceedings taken in connection with such contest, and, at its sole discretion, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the applicable taxing authority in respect of such claim and may, at its sole discretion, either pay the tax claimed to the appropriate taxing authority on your behalf and direct you to sue for a refund or contest the claim in any permissible manner, and you agree to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as Lazard shall determine; provided, however, that, if Lazard pays such claim and directs you to sue for a refund, Lazard shall indemnify and hold you harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties) imposed with respect to such payment or with respect to any imputed income with respect to such payment; and further provided, that any extension of the statute of limitations relating to payment of taxes for your taxable year with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, Lazard’s control of the contest shall be limited to issues with respect to which the Gross-Up Payment would be payable hereunder, and you shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

(d) If, after your receipt of a Gross-Up Payment or payment by Lazard of an amount on your behalf pursuant to Section 1(c), you become entitled to receive any refund with respect to the Excise Tax to which such Gross-Up Payment relates or with respect to such claim, you shall (subject to Lazard’s complying with the requirements of Section 1(c), if applicable) promptly pay to Lazard the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after payment by Lazard of an amount on your behalf pursuant to Section 1(c), a determination is made that you shall not be entitled to any refund with respect to such claim and Lazard does not notify you in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then the amount previously paid shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

(e) Any Gross-Up Payment, as determined pursuant to this Section 1, shall be paid by Lazard to you within five days of the receipt of the Accounting Firm’s determination; provided that, the Gross-Up Payment shall in all events be paid no later than the end of your taxable year next following your taxable year in which the Excise Tax (and any income or other related taxes or interest or penalties thereon) on a Payment are remitted to the Internal Revenue Service or any other applicable taxing authority or, in the case of amounts relating to a claim described in Section 1(c) that does not result in the remittance of any federal, state, local and foreign income, excise, social security and other taxes, the calendar year in which the claim is finally settled or otherwise resolved. Notwithstanding any other provision of this Section 1, Lazard may, in its sole discretion, withhold and pay over to the Internal Revenue Service or any other applicable taxing authority, for your benefit, all or any portion of any Gross-Up Payment, and you hereby consent to such withholding.

Section 2. Non-Disparagement

Lazard agrees that it and its affiliates shall not at any time, and Lazard Ltd shall instruct its directors and executive officers not to, make any comments or statements to the press, employees of Lazard or its affiliates, any individual or entity with whom the Company has a business relationship or any other person, if such comment or statement is disparaging to you or your reputation, except for truthful statement as may be required by law.